KWESST Provides Update Regarding Auditor Change

OTTAWA, May 20, 2024 - KWESST Micro Systems Inc.  (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company"), wishes to advise that KPMG LLP, Chartered Professional Accountants (the "Predecessor Auditor"), has confirmed to the Company its intention to not stand for re-election at the Company's next annual general meeting of its shareholders (the "Meeting") and will not serve as the Company's auditor in respect of its fiscal year ended September 30, 2024. The Company is currently in final stages of its appointment process for a successor auditor, which it expects to be in a position to confirm and announce shortly. As a result of this process, the Company has decided to re-schedule the Meeting to July 30, 2024) at which Meeting shareholders will be asked to consider and approve, among other things, the appointment of a successor auditor.

The Company wishes to emphasize that the change in Auditor has been a part of a planned transition and that KPMG's decision not to stand for re-election was not the result of any differences with Management, the Board or the Company.

The Change of Auditor Notice (the "Notice") delivered by the Company to the Predecessor Auditor stated that:

  the Predecessor Auditor, has not expressed any reservation nor modified opinion in its reports for the two (2) most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which the Predecessor Auditor issued an audit report in respect of the Company.
  In the opinion of the Board of Directors of the Company, there were no reportable events as such term in defined in applicable securities laws.

In response, the Predecessor Auditor confirmed that it had reviewed the Notice and, based on its knowledge of such information at that time, it agreed with the information contained in the Notice.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and fulfill staffing requirements, statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, ramp-up of the DSEF Program, consummation of the G7 military digitization contract, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.